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                   THE MANUFACTURERS LIFE INSURANCE COMPANY
                            38500 WOODWARD AVENUE
                       BLOOMFIELD HILLS, MICHIGAN 48304


December 17, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.   20549



RE:    Rule 477(a) Filing - Application for Withdrawal of Registration Statement

       SEC Registration No. 333-101880, Filed on Form S-6

Dear Sir or Madam:

This Application for Withdrawal of Registration Statement is made in accordance with Rule 477(a) under the Securities Act of 1933. Manufacturers Life Ins Co USA Separate Account A respectfully requests the withdrawal of the Form S-6 Registration No. 333-101880, filed on December 16, 2002.

The Form S-6 filing assigned Registration No. 333-101880 was filed in error. The material included in the filing, which was submitted and accepted via EDGAR on December 16, 2002, was intended as a Pre-Effective amendment filing to Registration No. 333-100597. After the error was discovered, we made the correct Form S-6/A filing for Registration No. 333-100597 on December 17, 2002. As required by Rule 477(c), no securities were sold in connection with the filing of Registration No. 333-101880.

We believe the withdrawal of Registration No. 333-101880 is in the public interest and request the Commission's consent to this Application.

Sincerely,

/s/ Betsy Anne Seel
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Name: Betsy Anne Seel
Title: Senior Counsel